Exhibit 99.1

Masterworks 002, LLC

	Gross Artwork Sale Proceeds	$8,000,000.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$8,000,111.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(1.00)
=	Distributable Proceeds to Class A Shares	$8,000,010.00
(/)	Total Class A Shares Outstanding	343,609
=	Distributable Proceeds per Class A Share	$23.28
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.16

	Offering period
	Cash Receipt Date	6/23/2022
(-)	Final Offering Close Date	9/30/2020
=	Days from final close to cash receipt	631
(/)	Days of year	365
=	IRR Period (in years)	1.73

	IRR Calculation
	MOIC	1.16
	IRR Period (in years)	1.73
	IRR	9.2%*

*The Net Annualized Return reflects the (i) forfeiture by Masterworks Administrative Services, LLC of unvested shares issuable to it in respect of administrative fees under the Company’s Amended and Restated Administrative Services Agreement dated February 9, 2021 and (ii) redemption for nominal consideration of all of the profit sharing interests represented by Class B ordinary shares held by Masterworks Gallery, LLC. If the forfeiture and redemption referenced in clauses (i) and (ii) had not occurred, the Distributable Proceeds per Class A Share would have been approximately $22.22 and the Net Annualized Return would have been 6.30%.